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                             October 30, 2023

       Ronen Capeluto
       Chief Investment Officer
       West 4 Capital LP
       c/o Walkers Corporate Limited
       2nd Floor, Century Yard
       Cricket Square, George Town
       P.O. Box 31162
       Grand Cayman, KY1-1205 Cayman Islands

                                                        Re: West 4 Capital LP
                                                            Lightstone Value
Plus REIT II, Inc.
                                                            Schedule TO-C Filed
October 19, 2023
                                                            Filed by West 4
Capital LP, Granite Sapphire Management Limited, West 4
                                                            Capital Investment
Adviser Limited, and Capricorn Fund Managers Limited
                                                            File No. 005-94193

       Dear Ronen Capeluto:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

       Schedule TO-C Filed October 19, 2023

       General

   1. Refer to the following disclosure made in the Press Release / Summary Advertisement:
                                                           Up to 550,000 Shares
of common stock of LIGHTSTONE VALUE PLUS REIT II, INC.
                                                        (the    REIT   ) at a
price of $5.51 per Share.    Please revise the number of shares here to be
                                                        consistent with the up
to 860,000 Shares used throughout your offering materials.
 Ronen Capeluto
FirstName LastNameRonen  Capeluto
West 4 Capital LP
Comapany
October 30,NameWest
            2023    4 Capital LP
October
Page 2 30, 2023 Page 2
FirstName LastName
Introduction, page 7

2.       Refer to the following disclosure made on page 7 of the Offer to
Purchase:    To the
         Shareholders of PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.    Please
         revise this disclosure to properly reflect the name of the Corporation.
Terms of the Offer, page 9

3. You state that you will pay for shares tendered "within three business days following the completion of the Offer," but that payment is "subject to any extensions of such time that may be necessary due to the settlement practices of non-traded REITS." Disclose how long you expect this to take, and how you will comply with your obligation under Rule
         14e-1(c) to promptly pay for tendered Shares.
Certain Information Concerning the Purchaser, page 13

4. Please revise your disclosure in this section and in Schedule I to the Offer to Purchase to include the information required for any filing person and any person specified in General
         Instruction C of Schedule TO by Item 3 of Schedule TO and Item 1003(a) through (c) of
         Regulation M-A. Your revised disclosure should include the business telephone number of each filing person, the principal business of each entity listed, and the principal occupation of each natural person listed.
5.       Certain statements in this section regarding the persons listed on
Schedule I and affiliates
         of the Purchaser are qualified by    the best knowledge of the
Purchaser.    Because the
         General Partner, the Investment Manager, and the Investment Adviser are included as offerors within the Schedule TO, please revise such statements to remove those knowledge qualifiers, or advise.
Conditions of the Offer, page 13

6. On page 14 of the Offer to Purchase, you have included a condition that will be triggered by "a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States" (condition (d)(iv)), without any materiality qualifier on the gravity of such an event, without requiring any connection between such an event and the Offer, and without limiting the event to one directly involving the United States. The broad wording of this offer condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise to narrow or qualify this condition, or advise.
Miscellaneous, page 15

7.       In the paragraph on page 16, please define the term    JAMS.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ronen Capeluto
West 4 Capital LP
October 30, 2023
Page 3

      Please direct any questions to Shane Callaghan at 202-330-1032 or David Plattner at 202-
551-8094.



FirstName LastNameRonen Capeluto                          Sincerely,
Comapany NameWest 4 Capital LP
                                                          Division of
Corporation Finance
October 30, 2023 Page 3                                   Office of Mergers &
Acquisitions
FirstName LastName